Filed Pursuant to Rule 424(b)(7)

Registration No. 333-194885

Prospectus Supplement No. 5

(To Prospectus dated April 30, 2014,

Prospectus Supplements dated June 25, 2015, May 6, 2016,

December 16, 2016, and December 19, 2017)

PZENA INVESTMENT MANAGEMENT, INC.

Class A Common Stock

This prospectus supplement supplements and amends the prospectus dated April 30, 2014 as supplemented by the Prospectus Supplement dated June 25, 2015, the Prospectus Supplement dated May 6, 2016, the Prospectus Supplement dated December 16, 2016 and further supplemented by the Prospectus Supplement dated December 19, 2017 (together, the "Prospectus") relating to the resale from time to time of up to 39,173,367 shares of our Class A common stock by the selling stockholders described therein and in this prospectus supplement. The selling stockholders are offering all of the shares of our Class A common stock offered by this prospectus supplement. We will not receive any proceeds from the sale by the selling stockholders of shares of Class A common stock.

This prospectus supplement should be read in conjunction with and accompanied by the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “PZN.” On December 19, 2018, the NYSE official closing price of our Class A common stock was $9.05 per share.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 of the accompanying prospectus to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 20, 2018

SELLING STOCKHOLDERS

The selling stockholders named in this prospectus supplement may offer to sell from time to time in the future up to an aggregate of 33,070,476 shares of our Class A common stock, par value $0.01 per share. As of the date of this prospectus supplement, the selling stockholders collectively hold 44,590 of these shares of our Class A common stock.  The remaining shares of our Class A common stock may be issued to the selling stockholders upon their election to exchange an equivalent number of Class B Units of our operating company pursuant to the terms and subject to the conditions set forth in the operating agreement of our operating company.  These Class B Units were issued to the selling stockholders (i) in connection with the reorganization of our operating company and the concurrent initial public offering of our Class A common stock on October 30, 2007, (ii) as equity incentive awards or bonus amounts under the Pzena Investment Management, LLC 2006 Equity Incentive Plan, as amended, or the Pzena Investment Management, LLC Amended and Restated Bonus Plan, as amended, respectively, or (iii) in connection with donations by certain of our executive officers. Pursuant to the provisions of our operating company’s operating agreement, certain holders of Class B Units are permitted to exchange up to 15% of certain of their vested Class B Units for an equivalent number of shares of our Class A common stock, subject to certain exceptions and other limitations, also, since 2011, the non-employee members of our operating company may exchange all of their vested Class B Units, in accordance with the timing restrictions set forth in the operating agreement. To the extent that any of the selling stockholders elect to exchange any of these Class B Units for shares of our Class A common stock, they may resell the equivalent number of shares of Class A common stock issued to them in exchange therefor pursuant to this prospectus supplement and the accompanying Prospectus, in addition to any of the shares of our Class A common stock collectively held by them as of the date of this prospectus supplement.

The selling stockholders named below consist of certain of our current executive officers and their estate planning vehicles and donees. The selling stockholders may sell all, some or none of their Class A common stock in this offering. See “Plan of Distribution” in the accompanying Prospectus.

The table below describes each selling stockholder’s beneficial ownership of our Class A common stock and Class B common stock (i) as of the date of this prospectus supplement and (ii) assuming each selling stockholder has (a) exchanged all Class B Units currently beneficially owned by it for the equivalent number of shares of our Class A common stock and (b) resold all such shares of our Class A common stock pursuant to this prospectus supplement and the accompanying prospectus.

Each share of our Class A common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders.  Each share of our Class B common stock, par value $0.00001 per share, is entitled to five votes per share on all matters submitted to a vote of our stockholders for so long as the Class B stockholders collectively hold 20% of the total number of shares of our common stock outstanding.  Upon the issuance by our operating company of a Class B Unit, we are required to issue the holder thereof one share of our Class B common stock.  Upon the exchange of a Class B Unit for a share of our Class A common stock, the share of our Class B common stock originally issued in connection with the Class B Unit is automatically redeemed and canceled.

Information concerning the selling stockholders may change from time to time.  Any changes to the information provided below will be set forth in a supplement to this prospectus supplement if and when necessary.

Beneficial Ownership Prior to this Offering(1)						Beneficial Ownership After this Offering(1)(2)
Name and Address of Selling Stockholder(3)	Number of Shares of Class A Common Stock (Column A)	Number of Shares of Class B Common Stock (Column B)	Percentage of Class A Common Stock (Column C)	Percentage of Class B Common Stock (Column D)	Number of Shares of Class A Common Stock that may be sold in this Offering(4) (Column E)	Number of Shares of Class A Common Stock	Number of Shares of Class B Common Stock	Percentage of Class A Common Stock	Percentage of Class B Common Stock
Fidelity Investments Charitable Gift Fund	—	775,000	—	1.5	775,000	—	—	—	—
Richard S. Pzena, Chairman, Chief Executive Officer, Co-Chief Investment Officer	4,206 (5)	23,883,482 (6)(12)	*	45.9	16,727,727	4,100 (5)	939,660 (7)(12)	*	1.8
The Aaron Pzena Family Trust(8)	—	1,564,650	—	3.0	1,564,650	—	—	—	—
The Michele Pzena Family Trust(9)	—	1,564,650	—	3.0	1,564,650	—	—	—	—
The Eric Pzena Family Trust(10)	—	1,564,650	—	3.0	1,564,650	—	—	—	—
The Daniel Pzena Family Trust(11)	—	1,564,650	—	3.0	1,564,650	—	—	—	—
John P. Goetz, President, Co-Chief Investment Officer	—	5,420,140 (6)(12)(13)	—	10.4	4,092,785	—	618,385 (12)(13)	—	*
The Rachel Theresa Goetz Trust (14)	—	354,485	—	*	354,485	—	—	—	—
The Carrie Esther Goetz Trust (14)	—	354,485	—	*	354,485	—	—	—	—
William L. Lipsey, President, Head of Business Development and Client Service	—	5,324,525 (6)(12)(15)	—	10.2	3,191,490	—	861,615 (12)(15)	—	1.7
The William Lipsey Dynasty Trust (16)	—	1,271,420	—	2.4	1,271,420	—	—	—	—
Gary J. Bachman	44,484	26,239 (6)(12)(17)	*	*	44,484	—	26,239 (12)(17)	—	*

*Less than one percent.

(1)

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares. In calculating the number of shares beneficially owned by each selling stockholder prior to and after this offering, we have based our calculations on 17,277,433 shares of Class A common stock and 52,065,126 shares of Class B common stock, in each case outstanding as of December 19, 2018.

(2) Assumes the sale of all shares of Class A common stock offered by the selling stockholder pursuant to this prospectus.

(3)

The address of each selling stockholder (other than Fidelity Investments Charitable Gift Fund) is c/o Pzena Investment Management, Inc., 320 Park Avenue, 8th Floor, New York, New York 10022.  The address of Fidelity Investments Charitable Gift Fund is 200 Seaport Boulevard, Boston, Massachusetts 02210.

(4)

As of the date of this prospectus, each of the selling stockholders holds a number of Class B Units that is equivalent to the number of shares of Class B common stock listed in Column B above.  Since these Class B Units are exchangeable for an equivalent number of shares of Class A common stock which may be resold pursuant to this prospectus, the number of shares of Class A common stock listed in this Column E includes the number of shares of Class A common stock issuable to each selling stockholder upon its election to exchange this number of Class B Units.

The number of Class B Units discussed above held by the selling stockholders includes Class B Units contributed to Pzena Investment Management, LP ("PIM LP") which may be redeemed by such selling stockholders upon such selling stockholder’s election to exchange for Class A common stock as described above, however it excludes the Class B Units owned by certain selling stockholders which were not registered under the original prospectus, dated April 30, 2014.

(5)	Includes 4,100 shares of our Class A common stock held by the selling stockholder’s spouse. Mr. Pzena disclaims beneficial ownership of such interests.
(6)

Includes the number of shares of our Class B common stock listed below contributed to PIM LP by the selling stockholders named below.  On January 1, 2016, pursuant to the Amended and Restated Agreement of Limited Partnership ("LPA") of PIM LP, dated as of the same date, Messrs. Pzena, Bachman, Goetz and Lipsey became limited partners of PIM LP and contributed to PIM LP all of their direct holdings of (i) Class B units of the operating company and (ii) Class B shares of the Company in order to receive a corresponding number of limited partnership interests in PIM LP. Pursuant to the LPA, whenever a Class B unit is issued to a limited partner of PIM LP, such limited partner will be deemed to immediately and automatically contribute such unit and related Class B share to PIM LP, and PIM LP will concurrently issue to such limited partner a corresponding limited partnership interest. Pursuant to the LPA, each limited partnership interest in PIM LP will be cancelled upon redemption by a limited partner of PIM LP for Class B units and related Class B shares subject to the terms of the LPA. The Company is the general partner of PIM LP.

Includes the number of shares of our Class B common stock listed below that are directly held by certain trusts established for estate planning purposes by the selling stockholders named below, as well as Class B common stock held by Mr. Pzena's spouse. In the case of certain trusts established by Mr. Pzena, Mr. Pzena may be deemed to beneficially own the shares directly held by these trusts because he may be considered to share dispositive power over securities held by these trusts, along with their respective trustees, pursuant to the terms of the applicable trust agreements. Each of the named executive officers listed below disclaims beneficial ownership of the number of shares of Class B common stock and the corresponding Class B units (including the shares of Class A common stock underlying the Class B units) held by the applicable trusts, and in the case of Mr. Pzena, additionally those held by his spouse.

Name of Beneficial Owner	Number of Shares of Class B Common Stock Held by Trust(s)	Number of Share of Class B Common Stock Contributed to Pzena Investment Management, LP	Number of Shares of Class B Common Stock Otherwise Held Indirectly
Richard S. Pzena	6,258,600	17,624,882	42,399 (held by spouse)
John P. Goetz	708,970	4,711,170	—
William L. Lipsey	1,271,420	4,053,105	—
Gary J. Bachman	—	26,239	—

(7)

Includes 697,261 Delayed Exchange Class B Units which vest immediately upon the date of grant and have the right to receive dividend payments; however, cannot be exchanged for shares of the Company's Class A common stock until seven years after the date of grant, and do not carry rights associated with the tax receivable agreement.  Also includes 42,399 shares of our Class B common stock held by Mr. Pzena's spouse.  Mr. Pzena disclaims beneficial ownership of the number of shares of Class B common stock held by his spouse.

(8)	William Greenblatt is the Trustee of this Trust. As the Trustee, he may be deemed to be a beneficial owner of the shares held by this Trust.
(9)	Laura Pzena is the Trustee of this Trust. As the Trustee, she may be deemed to be a beneficial owner of the shares held by this Trust.
(10)	Robin Pzena is the Trustee of this Trust. As the Trustee, she may be deemed to be a beneficial owner of the shares held by this Trust.
(11)	Jeffrey Pzena is the Trustee of this Trust. As the Trustees, he may be deemed to be a beneficial owner of the shares held by this Trust.
(12)

Set forth below opposite the selling stockholder’s name are Class B Units which were not included in the prospectus dated April 30, 2014 and which were contributed to PIM LP by the selling shareholder in order to receive a corresponding number of limited partnership interest in PIM LP.

Selling Stockholder	Class B Units (not included in April 30, 2014 prospectus)
John P. Goetz	618,385
Gary J. Backman	26,239
Richard S. Pzena	897,261
William L. Lipsey	861,615

(13)

Includes 418,385 Delayed Exchange Class B Units which vest immediately upon the date of grant and have the right to receive dividend payments; however, cannot be exchanged for shares of the Company's Class A common stock until seven years after the date of grant, and do not carry rights associated with the tax receivable agreement.

(14)	Gary Bachman is the Trustee of this Trust. As the Trustee, he may be deemed to be a beneficial owner of the shares held by this Trust.
(15)

Includes 661,615 Delayed Exchange Class B Units which vest immediately upon the date of grant and have the right to receive dividend payments; however, cannot be exchanged for shares of the Company's Class A common stock until seven years after the date of grant, and do not carry rights associated with the tax receivable agreement.

(16)	Amy Lipsey is the Trustee of this Trust. As the Trustee, she may be deemed to be a beneficial owner of the shares held by this Trust.
(17)

Includes 15,669 Delayed Exchange Class B Units which vest immediately upon the date of grant and have the right to receive dividend payments; however, cannot be exchanged for shares of the Company's Class A common stock until seven years after the date of grant, and do not carry rights associated with the tax receivable agreement.